EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

April 2, 2007

TSX Venture Exchange:   EMR

OTC Bulletin Board:   EGMCF

U.S. 20-F Registration:   000-51411

Frankfurt Stock Exchange:   EML

Emgold Mining Announces a Significant Increase in New Exploration Targets at the Idaho-Maryland Gold Mine

Emgold Mining Corporation (EMR-TSX-V) ("Emgold” or the “Company") is pleased to report that 272 new gold exploration targets have been identified since January 2007 at the Idaho-Maryland Gold Mine located in Grass Valley California.  These new gold exploration targets are in addition to the 26 large conceptual exploration targets and the 216 resource blocks currently included in the Measured, Indicated and Inferred Resource categories for the Idaho-Maryland.  The 216 resource blocks previously identified are the highest priority zones for underground definition drilling to potentially increase the current resource estimates into the proven and probable reserve categories.

The 216 resource blocks plus the 272 exploration targets are an indication of the potential magnitude of the Idaho-Maryland Gold Mine, which the Company believes represents one of the largest high-grade underground gold exploration targets in North America.  The new exploration targets are being identified from a computerized assay model that was completed last year.  Assay results from the historic maps and operating data were digitized and entered into the MineSight® computer modeling program.  This work, in addition to other computerized historic geologic and mining data, is assisting the Company’s geological staff in making significant progress to identify areas that may have additional exploration potential.  Geological evaluations are continuing and it is anticipated that additional exploration targets and resources may be defined in the near future.

The Idaho-Maryland Gold Mine, discovered in 1851, produced gold from 1862 through 1956 and is the second largest historical underground gold producer in California.  There were 55 production targets identified at the time the mine shut down due to the low price of gold.  The recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The historic workings extend down 3,280 feet from surface although there were plans to mine to the 5,200 level.  The Idaho-Maryland ore body remains open at depth for further exploration and development.

The 272 new exploration targets are zones of gold mineralization on established historic mine levels or in drill holes where extensive mining and stoping did not take place.  The targets are derived from historic assay and geologic maps that show the results of sampling of quartz veins and mineralized rock units.  Many targets are situated near known gold resources, some are near intensively mined areas, and many are on mine levels that were developed but never stoped.  These exploration targets are significant indicators of deep extensions of known high-grade quartz veins, such as the famous Idaho 1 Vein, (which produced one-million ounces of gold from one million tons over 30 years) and demonstrate that the high-grade veins extend beyond and below the areas previously mined.  The new targets are located on Idaho veins from the Idaho 600 Level to the Idaho 2400 Level, and have grades that should be at or above 0.10 ounce per ton gold.  Illustrations of the Idaho-Maryland resource blocks and newly identified exploration targets are presented on Emgold’s website at www.emgold.com or please click here to view.

These newly defined exploration targets are not yet qualified as resource blocks, although some are expected to meet that criterion and may be classified as resource blocks after further review.  Sixteen inferred resource blocks containing 50,000 ounces of gold were advanced from exploration targets to inferred resource blocks after further modeling.  These inferred resource blocks were announced in Emgold’s news release of March 1, 2007.

All geological work on the Idaho-Maryland Mine is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the Idaho-Maryland Project and a Qualified Person as defined in National Instrument 43-101.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and Golden Bear Ceramics and the Ceramext™ process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:

Michael O'Connor, Manager, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.